                                                                  Filed pursuant
                                                               to Rule 424(b)(3)
                                                              File No. 333-16813

PROSPECTUS
                                THE BISYS GROUP, INC.

                            750,031 SHARES OF COMMON STOCK

    This Prospectus relates to the sale of up to 750,031 shares (the "Shares") of the common stock, $.02 par value ("Common Stock"), of The BISYS Group, Inc. ("BISYS" or the "Company") offered hereby for the accounts of the selling stockholders set forth herein (the "Selling Stockholders"). The Selling Stockholders acquired the Shares in connection with the Company's acquisition of
(i) Strategic Solutions Group, Inc. ("SSG") by merger (the "SSG Merger") and
(ii) T.U.G., Inc. ("TUG") by merger (the "TUG Merger"). See "Selling Stockholders". The Company is registering the Shares at its expense (other than any selling commissions) pursuant to certain registration rights granted by the Company to the Selling Stockholders. See "Selling Stockholders".

    The Selling Stockholders may sell the Shares from time to time to or through underwriters or broker-dealers in open market transactions on the Nasdaq National Market or in privately negotiated transactions at market prices prevailing at the time of sale or at negotiated prices. Whether or not any such sale will be made and the timing and amount of any such sale are within the sole discretion of the Selling Stockholders. See "Plan of Distribution". The Company will not receive any of the proceeds from the sale of the Shares. See "Use of Proceeds". The Company has agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

    Certain persons who sell Shares covered by this Prospectus, and any broker or dealer to or through whom any such person sells Shares, may be deemed to be underwriters within the meaning of the Securities Act with respect to the sale of such Shares.

    Common Stock is quoted on the Nasdaq National Market under the symbol "BSYS". The last per share sale price of Common Stock as reported on the Nasdaq National Market on November 22, 1996 was
$35 7/8.

    SEE "RISK FACTORS", BEGINNING ON PAGE 6 OF THIS PROSPECTUS, FOR INFORMATION WHICH SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                                 ___________________

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                 ___________________

                   The date of this Prospectus is December 3, 1996.

    No dealer, salesman, or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offering contained herein, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any Selling Stockholder. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.


                                  TABLE OF CONTENTS

                                                    PAGE

Available Information . . . . . . . . . . . . . . . .   3

Documents Incorporated By Reference . . . . . . . . .   4

The Company . . . . . . . . . . . . . . . . . . . . .   5

Risk Factors. . . . . . . . . . . . . . . . . . . . .   6

Use of Proceeds . . . . . . . . . . . . . . . . . . .   9

Price Range of Common Stock . . . . . . . . . . . . .   9

Selling Stockholders. . . . . . . . . . . . . . . . .   9

Plan of Distribution. . . . . . . . . . . . . . . . .   12

Legal Matters . . . . . . . . . . . . . . . . . . . .   12

Experts . . . . . . . . . . . . . . . . . . . . . . .   12

                                AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the Commission's Regional Offices at 500 West Madison Street, Chicago, Illinois 60661; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such materials are also available through the Commission's web site located at http://www.sec.gov. The Company's Common Stock is traded on the Nasdaq National Market. Reports, proxy statements and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc. located at 1735 K Street, N.W., Washington, D.C. 20006.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed by the Company with the Commission under the Securities Act with respect to the Shares offered and sold hereby. As permitted by the rules and regulations of the Commission, the Prospectus omits certain information contained in the Registration Statement, and reference is made to the Registration Statement and the exhibits thereto for further information with respect to the Company and the Shares offered hereby. Statements herein contained concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained, upon payment of the fee prescribed by the Commission, or may be examined without charge at the public reference facilities of the Commission described above.

                         DOCUMENTS INCORPORATED BY REFERENCE

     The following documents, which have been filed by the Company with the Commission pursuant to the Exchange Act, are hereby incorporated by reference in this Prospectus:

     (i) The Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1996;

     (ii) The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996; and

     (iii) The description of Common Stock set forth in the Company's registration statement on Form 8-A filed with the Commission on March 10, 1992 pursuant to Section 12 of the Exchange Act and any amendment or report filed for the purpose of updating such description.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the completion of the offering being made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to The BISYS Group, Inc., 150 Clove Road, Little Falls, New Jersey 07424, Attention: Secretary, (telephone 201-812-8600).

                                     THE COMPANY

     The BISYS Group, Inc. and it wholly-owned subsidiaries ("BISYS" or the "Company") provide information and investment outsourcing solutions to and through more than 5,000 financial organizations and corporate clients. BISYS believes that it provides one of the financial services industry's most technologically advanced family of image and data processing outsourcing solutions and pricing analysis for account, item and loan application processing, and competitive product pricing support. BISYS designs, administers and distributes proprietary mutual funds and provides 401(k) administration services to some of the nation's leading investment management companies and provides life insurance services to the financial services industry.

     BISYS seeks to be the single source of all relevant outsourcing solutions for its clients in order to improve the performance, profitability and competitive position of all types of financial organizations. BISYS also endeavors to expand the scope of its services through focused account management, emphasizing services with recurring revenues and long-term contracts. It increases its business base through (i) direct sales to new clients, (ii) sales of additional products to existing clients, and (iii) acquisitions of businesses that provide complementary outsourcing solutions to financial organizations.

     BISYS was organized in August 1989 to acquire certain banking and thrift data processing operations of Automatic Data Processing, Inc. ("ADP"). BISYS traditional business was established in 1966 by United Data Processing, Inc., the predecessor of the banking and thrift data processing operations of ADP. Accordingly, together with its predecessors, BISYS has been providing outsourcing solutions to financial organizations for more than 30 years.

     The BISYS Group, Inc. is incorporated under the laws of the State of Delaware and has its principal executive offices at 150 Clove Road, Little Falls, New Jersey 07424 (telephone (201) 812-8600). Unless the context otherwise requires, the term the "Company" refers to The BISYS Group, Inc. and its consolidated subsidiaries.

                                     RISK FACTORS


     Prospective investors should carefully consider the following investment considerations together with the other information contained in this Prospectus regarding the Company and its business before purchasing the Shares of Common Stock offered hereby.

THE GLASS-STEAGALL ACT

     The Glass-Steagall Act, among other things, prohibits banks from engaging in the underwriting, public sale or principal distribution of and dealing in securities. Bank holding companies (either directly or through their bank or non-bank subsidiaries), however, are generally permitted to purchase and sell securities, as agent, upon the order and for the account of their customers. Federal bank regulatory agencies, including the Office of the Comptroller of the Currency, have, by regulatory interpretations, allowed banks to provide a wide variety of services to mutual funds, including investment advisory, administrative, stockholder servicing, custodial and transfer agency services. If current restrictions under the Glass-Steagall Act were relaxed and banks were authorized to organize, sponsor and distribute shares of an investment company, it is possible that the bank clients of BISYS Fund Services would consider the possibility of performing some or all of the services currently provided by the Company. Should such an event occur, it could have a material adverse impact on the Company's business and results of operations.

REGULATION

     Certain aspects of the Company's businesses are affected by federal and state regulation which, depending on the nature of any noncompliance, may result in the suspension or revocation of licenses or registrations, including broker/dealer licenses and registrations, as well as the imposition of civil fines and criminal penalties.

     Certain of the Company's subsidiaries are registered as broker-dealers with the Commission. Much of the federal regulation of broker-dealers has been delegated to self-regulatory organizations, principally the National Association of Securities Dealers, Inc. and the national securities exchanges. Broker-dealers are subject to regulation which covers all aspects of the securities business, including sales methods, trading practices, use and safekeeping of customers' funds and securities, capital structure, recordkeeping and the conduct of directors, officers and employees. Additional legislation, changes in rules and regulations promulgated by the Commission, the Municipal Securities Rulemaking Board, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, the Federal Reserve Board and the self-regulatory organizations and changes in the interpretation or enforcement of existing laws, rules and regulations may directly affect the mode of operation and profitability of broker-dealers.

     Banks and other depository institutions doing business with the Company are subject to extensive regulation at the federal and state levels under laws, regulations and other requirements specifically applicable to regulated financial institutions, and are subject to extensive examination and oversight by federal and state regulatory agencies. As a result, the activities of the Company's client banks are subject to comprehensive regulation and examination, including those activities specifically relating to the sale by or through them of mutual funds and other investment products.

SENSITIVITY TO CHANGES IN MARKET CONDITIONS

     A significant portion of the Company's earnings generated through BISYS Fund Services are from fees based on the average daily market value of the assets administered by the Company for its clients. A sharp rise in interest rates or a sudden decline in the stock market could influence an investor's decision whether to invest or maintain an investment in a mutual fund. As a result, fluctuations may occur in assets which the Company has under administration due to changes in interest rates and other investment considerations. A significant investor trend seeking alternatives to mutual fund investments could have a negative impact on the Company's revenues by reducing the assets it administers through BISYS Fund Services. From time to time, the Company and its bank clients waive, for competitive reasons, certain fees normally charged to mutual funds to which it provides services. While the Company has various programs in place, the objective of which is to insulate itself from disadvantageous interest rate and stock market movements, no assurances can be made that these efforts will be successful.

CONSOLIDATION IN BANKING AND FINANCIAL SERVICES INDUSTRY

     There has been and continues to be merger, acquisition and consolidation activity in the banking and financial services industry. Mergers or consolidations of banks and financial institutions in the future could reduce the number of the Company's clients or potential clients, and a smaller market for the Company's services could have a material adverse impact on the Company's businesses and results of operations. Also, it is possible that larger banks or financial institutions resulting from mergers or consolidations would consider the possibility of performing some or all of the services which the Company currently provides or could provide. Should such event occur, it could have a material adverse impact on the Company's businesses and results of operations.

ACQUISITION STRATEGY

     The Company has made several acquisitions since it was formed and may make additional acquisitions. However, no assurance can be given that the Company will make additional acquisitions in the future or that such acquisitions will be successful. The Company may incur substantial debt and non-cash amortization expenses in making acquisitions. The issuance of Common Stock in connection with future acquisitions or otherwise to satisfy future capital needs may result in dilution to stockholders of the Company.

NO ANTICIPATED STOCKHOLDER DISTRIBUTIONS

     The Company has not paid dividends to stockholders since its inception and does not anticipate paying cash dividends in the foreseeable future.

POSSIBLE VOLATILITY OF STOCK PRICES

     The market price of Common Stock is subject to fluctuation due to general market conditions and conditions specific to the industry. Common Stock became publicly traded on the Nasdaq National Market in March 1992. Since such time, the closing price has ranged from a low of $9 7/8 per share to a high of $41 per share. The market price of the Common Stock may be volatile due to, among other things, technological innovations and competitive conditions affecting the industry, the small public float and consolidations within the industry, resulting in client losses. See "Price Range of Common Stock".

COMPETITION

     The industry in which the Company operates is highly competitive. The Company competes with well-established corporations, some of which have financial, technical and operating resources greater than those of the Company.

DEPENDENCE ON KEY PERSONNEL

     The Company is dependent upon many management personnel, some of whom are not parties to employment agreements. The loss or unavailability of certain of these individuals could have a material adverse effect on the Company's business prospects. The Company's success will also depend on its ability to attract and retain highly skilled personnel in all areas of its business. No assurance can be given that the Company will be able to attract and retain personnel on acceptable terms in the future.

                                   USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of the Shares. All of the proceeds from the sale of the Shares will be paid directly to the Selling Stockholders.

                             PRICE RANGE OF COMMON STOCK

     Common Stock is traded on the Nasdaq National Market under the symbol "BSYS". The following table sets forth the range of high and low sales prices of Common Stock for the periods indicated.

Quarter Ended:

FISCAL YEAR 1997                         HIGH            LOW

September 30, 1996                       41            29 3/4
December 31, 1996 (through
  November 22, 1996)                     41 1/4        35 1/4

FISCAL YEAR 1996

September 30, 1995                       29            21 3/4
December 31, 1995                        30 3/4        24 13/16
March 31, 1996                           33 1/8        27 1/2
June 30, 1996                            38 3/4        32

FISCAL YEAR 1995

September 30, 1994                       22 3/8        18 3/4
December 31, 1994                        22 1/4        19
March 31, 1995                           22 5/8        17 1/2
June 30, 1995                            22 7/8        19

     On November 22, 1996, the last per share sale price of a share of Common Stock on the Nasdaq National Market was $35 7/8.

                                 SELLING STOCKHOLDERS

     All of the Shares offered hereby are to be sold for the accounts of the Selling Stockholders set forth herein. The 750,031 Shares offered hereby are being registered pursuant to registration rights granted by the Company to former stockholders of SSG in connection with the SSG Merger and former stockholders of TUG in connection with the TUG Merger.

     All of the Selling Stockholders are former stockholders of either SSG or TUG. In connection with the SSG Merger and the TUG Merger, each of the Selling Stockholders represented to the Company that it was acquiring its Shares without any present intention of effecting a distribution in those Shares. The Company granted certain registration rights to (i) the Selling Stockholders who were formerly SSG stockholders under a Registration Rights Agreement dated April 22, 1996 among the Company and such stockholders and (ii) the Selling Stockholders who were formerly TUG stockholders under a Registration Rights Agreement dated June 28, 1996 among the Company and such stockholders, in recognition that the Selling Stockholders may wish to be able to sell some or all of their Shares when they deem it appropriate. The Company agreed to file at its expense a registration statement with the

Commission covering the Shares held by the Selling Stockholders and to use its best efforts to keep such registration statement effective until the earlier to occur of the sale of all Shares covered by the registration statement or two years from the effective date of the SSG Merger, in the case of former SSG Stockholders, or eighteen months after the effective date of such registration statement, in the case of former TUG stockholders. The Company will prepare and file at its expense such amendments and/or supplements to such registration statement as may be necessary until all of the Shares have been sold pursuant to the registration statement or until such registration obligations have terminated.

     The following table sets forth certain information, as of the date of this Prospectus, with respect to the Selling Stockholders. The Shares are to be offered by and for the respective accounts of the Selling Stockholders:

                       Common Stock                          Common Stock
                       Beneficially Owned  Maximum Amount    Beneficially Owned
                       PRIOR TO OFFERING   OFFERED HEREBY    AFTER OFFERING(1)
SELLING STOCKHOLDER                                          AMOUNT    PERCENT

Betty Fenicle                  519             519                 0      0
Ronald J. Fulton             5,394           5,394                 0      0
Charles F. Goetz(2,3)      181,253          67,454           113,799      *
Charles F. Goetz, as
 Trustee of the Charles F.
 Goetz Charitable
 Trust(2,3)                 44,970          44,970                 0      0
Lucille Greenwell              519             519                 0      0
J. Randall Grespin(4)       41,109          41,109                 0      0
Crisa Hamilton               4,123           4,123                 0      0
Patricia A. Heins            1,557           1,557                 0      0
Paul G. Henry(2,3)          32,090          11,923            20,167      *
Paul G. Henry, as
 Trustee of the Paul
 G. Henry Charitable
 Trust(2,3)                  8,000           8,000                 0      0
Alan H. Herman               5,394           5,394                 0      0
Robert M. Jones(2)         123,360          11,002           112,358      *
Robert M. Jones, as
 Trustee of the
 Robert and Laura
 Jones Charitable
 Trust(2)                  100,000         100,000                0       0
Byron S. Kopman2             8,590           4,268            4,322       *
Arthur A. Kusic              5,881           5,881                0       0
Steven C. Leisher            2,938           2,938                0       0
James V. Medici              4,123           4,123                0       0
Anthony A. Pascotti4       380,093         380,093                0       0
William P. Ratz4             5,394           5,394                0       0
Robert S. Salva              4,123           4,123                0       0
Larry Steele2               22,336          11,100           11,236       *
Gary D. Weller, and
  Susan A. Weller4          27,816          27,816                0       0
Steven Wevodau and
  Judith A. Wevodau          2,331           2,331                0       0

______________________

*    Less than 1%.

1    Assumes all of the Shares offered hereby are sold.

2 Former stockholders of SSG. All other Selling Stockholders were former stockholders of TUG.

3 Mr. Goetz is President, and Mr. Henry is Vice President, of BISYS Creative Solutions, Inc., a wholly owned subsidiary of the Company.

4 Mr. Pascotti is President, Mr. Grespin is Executive Vice President and Mr. Weller and Mr. Ratz are Senior Vice Presidents of T.U.G., Inc., a wholly owned subsidiary of the Company.

                                  PLAN OF DISTRIBUTION

     The Shares offered hereby may be sold from time to time by the Selling Stockholders for their respective accounts on the Nasdaq National Market or in negotiated transactions at market prices prevailing at the time of sale or at negotiated prices.

     Such transactions may be effected by the sale of Shares directly to purchasers, to or through underwriters or broker-dealers acting as agents for the Selling Stockholders or to underwriters or broker-dealers who may purchase Shares as principals and thereafter sell the Shares from time to time in the over-the-counter market, in negotiated transactions or otherwise. Such broker-dealers, if any, may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers for whom such broker-dealers may act as agents or to whom they may sell as principals or both (which compensation as to a particular broker-dealer may be in excess of customary commissions). Some or all of the Shares offered hereby may from time to time alternatively be sold pursuant to Rule 144 under the Securities Act provided the requirements of such rules, including, without limitation, the holding period and the manner of sale requirements, are met. Selling Stockholders may pledge Shares as collateral for margin accounts and such Shares could be resold pursuant to the terms of such accounts. The Selling Stockholders will pay or assume brokerage and selling commissions or other charges and expenses incurred in connection with the sale of Shares.

     The Selling Stockholders and any broker-dealers acting in connection with such sales may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act and any discount, commission or concession received by them and any profit on the resale of the Shares may be deemed to be underwriting discounts and commissions under the Securities Act.

                                    LEGAL MATTERS

     The validity of the Shares offered hereby will be passed upon for the Company by Shanley & Fisher, P.C., Morristown, New Jersey.

                                       EXPERTS

     The consolidated balance sheets as of June 30, 1996 and 1995 and the consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1996, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, which is based in part on the report of Price Waterhouse LLP, independent accountants, given on the authority of such firms as experts in accounting and auditing.